Exhibit 99.1

Appendix 4E Preliminary Final Report

Appendix 4E

Preliminary Final Report

to the Australian Securities Exchange

Part 1: Details of entity, reporting period

Name of Entity	MOKO Social Media Limited
ABN	35 111 082 485
Financial Period	Year ended 30 June 2015
Previous Corresponding Reporting Period	Year ended 30 June 2014

Part 2: Results for announcement to the market

	$’000	Percentage increase /(decrease) over previous corresponding period
Revenue	6,287	(24%)
(Loss) after related income tax benefit	(20,294)	49%
Net (Loss) attributable to members of the parent entity	(20,013)	49%

Dividends (distributions)	Amount per security	Franked amount per security
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividends (if any)	Not Applicable

Brief explanation of any of the figures reported above necessary to enable the figures to be understood: Refer to attachment.

MOKO Social Media Limited	Page 1

Appendix 4E Preliminary Final Report

Part 3: Contents of ASX Appendix 4E

Section	Contents

Part 1	Details of entity, reporting period
Part 2	Results for announcement to the market
Part 3	Contents of ASX Appendix 4E
Part 4	Consolidated statement of profit or loss and other comprehensive income
Part 5	Accumulated losses
Part 6	Consolidated statement of financial position
Part 7	Consolidated statement of changes in equity
Part 8	Consolidated statement of cash flows
Part 9	Basis of preparation
Part 10	Commentary on results
Part 11	Revenue and other income
Part 12	Expenses
Part 13	Property, plant and equipment
Part 14	Intangibles
Part 15	Other investments
Part 16	Business combinations
Part 17	Details relating to dividends
Part 18	Earnings per share
Part 19	Net tangible assets per security
Part 20	Issued securities
Part 21	Segment information
Part 22	Prior period adjustment and restatement of comparatives
Part 23	Subsequent events
Part 24	Audit Status

MOKO Social Media Limited	Page 2

Appendix 4E Preliminary Final Report

Part 4: Consolidated statement of profit or loss and other comprehensive income

		Consolidated
	Note	2015	2014 (restated)
		$	$
Revenue and other income
Revenue	11	6,287,133	8,228,151
Interest income	11	189,770	104,850
Other income	11	947,845	1,365,101
Fair value gain on deferred contingent consideration	11	-	383,933
Expenses
Cost of providing goods and services		(6,117,942)	(6,536,820)
Computer expenses		(413,111)	(566,858)
Marketing expenses		(3,841,822)	(1,308,959)
Travel and entertainment expenses		(919,333)	(566,259)
Occupancy expenses		(466,769)	(198,236)
Administration expenses		(1,357,537)	(1,027,810)
Exchange loss		49,170	(142,664)
Finance costs		(25,658)	(3,838)
Legal and professional fees		(2,184,105)	(3,223,803)
Employee benefits expenses	12	(8,678,001)	(3,796,520)
Share based payments	12	(1,929,265)	(5,144,968)
Depreciation and amortisation	12-14	(1,017,657)	(1,224,238)
Other expenses		-	91,527
External product development cost		(996,986)	-

Loss before income tax		(20,474,268)	(13,567,411)
Income tax benefit / (expense)		180,261	(29,048)

Loss after income tax		(20,294,007)	(13,596,459)

Other comprehensive income for the year, net of tax
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		1,397,333	(244,676)
Total comprehensive loss for the year, net of tax		(18,896,674)	(13,841,135)

Loss attributable to:
Owners of the Company		(20,013,288)	(13,472,361)
Non-controlling interest		(280,719)	(124,098)
		(20,294,007)	(13,596,459)
Total comprehensive income for the year, net of tax attributable to:
Owners of the Company		(18,615,955)	(13,717,037)
Non-controlling interest		(280,719)	(124,098)
		(18,896,674)	(13,841,135)

MOKO Social Media Limited	Page 3

Appendix 4E Preliminary Final Report

Part 5: Accumulated losses

		Consolidated
	Note	2015	2014
		$	$
Accumulated losses brought forward		(38,929,670)	(25,457,309)
Loss after income tax expenses for the year		(20,013,288)	(13,472,361)
		(58,942,958)	(38,929,670)

Part 6: Consolidated statement of financial position

		Consolidated
	Note	2015	2014
		$	$
Current assets
Cash and cash equivalents		7,219,908	9,878,011
Trade and other receivables		261,293	784,872
Other current assets		1,257,383	441,696
Total current assets		8,738,584	11,104,579

Non-current assets
Property, plant and equipment	13	255,961	87,726
Intangibles	14	3,814,088	3,613,433
Other Investments	15	1,297,811	-
Deferred tax assets		-	427,719
Total non-current assets		5,367,860	4,128,878
Total assets		14,106,444	15,233,457

Current liabilities
Trade and other payables		2,569,262	2,563,611
Employee benefits		411,076	276,920
Income tax provision		-	740,880
Total current liabilities		2,980,338	3,581,411

Non-current liabilities
Employee benefits		45,530	35,348
Total non-current liabilities		45,530	35,348
Total liabilities		3,025,868	3,616,759

Net assets		11,080,576	11,616,698

Equity
Issued capital	20	58,214,371	41,679,662
Reserves	7	12,213,980	8,990,804
Accumulated losses	5	(58,942,958)	(38,929,670)
Non-controlling interest	7	(404,817)	(124,098)
Total equity		11,080,576	11,616,698

MOKO Social Media Limited	Page 4

Appendix 4E Preliminary Final Report

Part 7: Consolidated statement of changes in equity

Consolidated	Issued Capital	Foreign currency Translation Reserve	Option Reserves	Accumulated Losses	Non- controlling interest	Total

	$	$	$	$	$	$

Balance at 30 June 2013	24,656,473	814,848	2,859,360	(25,457,309)	-	2,873,372

Loss after income tax expense for the year	-	-	-	(13,472,361)	(124,098)	(13,596,459)
Other comprehensive income	-	(244,676)	-	-	-	(244,676)
Total comprehensive loss for the year	-	(244,676)	-	(13,472,361)	(124,098)	(13,841,135)

Transactions with owners in their capacity as owners
Issue of shares	18,546,936	-	-	-	-	18,546,936
Capital raising costs	(1,683,747)	-	-	-	-	(1,683,747)
Share based payments -shares	160,000	-	-	-	-	160,000
Share based payments - options	-	-	5,561,272	-	-	5,561,272

Balance at 30 June 2014	41,679,662	570,172	8,420,632	(38,929,670)	(124,098)	11,616,698

Loss after income tax expense for the period	-	-	-	(20,013,288)	(280,719)	(20,294,007)
Other comprehensive income	-	1,397,333	-	-	-	1,397,333
Total comprehensive loss for the year	-	1,397,333	-	(20,013,288)	(280,719)	(18,896,674)

Transactions with owners in their capacity as owners
Issue of shares	17,061,362	-	-	-	-	17,061,362
Capital raising costs	(643,913)	-	-	-	-	(643,913)
Share based payments -shares	117,260	-	-			117,260
Share based payments - options	-	-	1,825,843	-	-	1,825,843

Balance at 30 June 2015	58,214,371	1,967,505	10,246,475	(58,942,958)	(404,817)	11,080,576

MOKO Social Media Limited	Page 5

Appendix 4E Preliminary Final Report

Part 8: Consolidated statement of cash flows

		Consolidated
		2015	2014
	Note	$	$

Cash flows from operating activities

Net receipts from customers		6,930,339	9,190,127
Research & Development tax refund		947,845	1,082,953
Export market development grant received		-	172,655
Payments to suppliers and employees		(26,282,721)	(17,502,785)
Interest received		232,058	24,485
Interest and other finance costs paid		(26,119)	(35,162)
Income taxes paid		(74,022)	-
Net cash used in operating activities		(18,272,620)	(7,067,727)

Cash flows from investing activities
Proceeds from sale of business		-	109,493
Payment for acquisition of business, net of cash acquired		(175,115)	(406,997)
Payment for other investments		(256,813)	-
Payment for property, plant and equipment		(302,030)	(62,006)
Payments for disposal of subsidiary		-	(339,996)
Net cash used in investing activities		(733,958)	(699,506)

Cash flows from financing activities

Proceeds from issues of shares		16,860,777	17,427,067
Share issue transaction cost		(641,407)	(1,157,467)
Repayment of borrowings		-	(1,118,197)
Net cash provided by financing activities		16,219,370	15,151,403

Net increase in cash held		(2,787,208)	7,384,170

Cash and cash equivalents at beginning of the year		9,878,011	2,519,186

Effects of exchange rate changes on cash		129,105	(25,345)
Cash and cash equivalents at end of the year		7,219,908	9,878,011

MOKO Social Media Limited	Page 6

Appendix 4E Preliminary Final Report

Part 9: Basis of preparation

This preliminary final report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of ASX Appendix 4E.

The consolidated financial statements of MOKO Social Media Limited (the Company) as at and for the year ended 30 June 2015 comprise the Company and its subsidiaries (together referred to as the Group).

MOKO Social Media Limited	Page 7

Appendix 4E Preliminary Final Report

Part 10: Commentary on results

During the year MOKO has achieved a number of key milestones.

The business focus was on expanding its Mobile Advertising segment in the United States of America and this was led via the re-location of MOKO’s CEO from Australia to the US in Apr 2014 and the opening of two premises in New York and Virginia. In combination, these events have laid the foundation for MOKO becoming a US digital publisher with capability to develop and monetize digital assets for large target interest groups in the USA, through mobile advertising.

From a corporate strategy standpoint, MOKO achieved its goal of raising capital in the USA as a forerunner to listing on the NASDAQ Stock Exchange whilst maintaining its public listing on the Australian Securities Exchange (ASX), to become a dual listed company. The NASDAQ shares, or American Depository Receipts (ADR), began trading on 27 June 2014 and each represent the right to acquire forty fully paid ordinary shares in MOKO.

MOKO’s operating losses reflected the cost of the USA transition and positioning as well as the 2015 year being one of business tactical consolidation. The company has secured to serve various markets through contractual relationships including those of U.S. university intramural sports participants, U.S. high school students, U.S. running enthusiasts, participants in progressive U.S. politics and millennial women (i.e. between the ages of 18-34). The product development and acquisition efforts sought to expand products and activities within three core areas: Students with key products being REC*IT, BigTeams powered by REC*IT and Speakiesy; Active Lifestyle RunHaven as the main product and Politics with Blue Nation Review and VOYCIT as the main products. Tagroom and Deals I love are other investments made by the Company to serve the millennial mom and ecommerce demographics.

Revenues decreased by 24% to $6.29m for the year (2014: $8.23m). The net loss after tax of $20.29m increased by $6.70m or 49% against the prior year’s result of $13.60m. The total comprehensive loss for the year increased by 37% to $18.90m (2014: $13.84m) which included a foreign currency translation benefit of $1.40m (2014: foreign currency translation loss of $0.24m).

For 2015, MOKO’s expenses increased by 18.0% to $27.90m (2014: $23.65m) primarily as a result of a general expansion in MOKO’s business operations within the Mobile Advertising segment in the US. The investment in Tagroom as well as expenses related to the NASDAQ listing and share based payments expense, also contributed.

Particularly large increases and decreases in expenses for 2015 versus 2014 year were as follows:

-	Marketing expenses increased by $2.53m or 193.5% due mostly to an increase in Mobile Advertising User acquisition costs for the customised mobile social advertising business.
-	Travel and entertainment expenses rose by $0.35m or 62.4% primarily because of the migration of the business to the U.S.
-	Legal and professional fees decreased $1.04m or 32.3%. The comparative year included various fees related to the NASDAQ listing and corporate structuring.
-	Employee benefits expense increased by $4.88m or 128.6% due to a large increase in average headcount as a result of the expansion in the Mobile Advertising segment (particularly in the US).
-	Share based payments decreased by $3.22m or 62.5%, mostly due to a decrease in share based remuneration to Directors, U.S. employee and contractor option issuances.
-	External product development cost is $1m in 2015 (2014: Nil) due to development of customized mobile social advertising products including REC*IT, Run-Haven and Blue Nation Review. With the move to the US and growth in products more product development has been undertaken externally. Product development in the prior year was largely completed internally.

The operating cash outflow for the year increased by 159% to $18.27m (2014: $7.07m) reflecting the increased losses. Investing cash outflows increased by 5% to $0.73m (2014: $0.70m) due to the investments in Big Teams LLC and Tagroom Pty Ltd. The financing cash inflows increased by 7% to $16.22m (2014: $15.15m) as a result of net share issue proceeds of $16.22m (2014: $16.27m) and net debt repayment of nil (2014: $1.12m).

MOKO Social Media Limited	Page 8

Appendix 4E Preliminary Final Report

Part 10: Commentary on results (continued)

On 1 October 2014, MOKO completed a business combination by acquiring a controlling 80% share interest in Tagroom Pty Ltd. Tagroom is a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers (www.tagroom.com). The acquisition of Tagroom.com to MOKO’s portfolio is synergistic with the company’s overall audience and current Mobile Advertising segment. The acquisition also brings with it three new senior team members experienced in the creation of viral media and shareable entertainment content for the important 18-30 year-old demographic. During the fiscal year, Tagroom contributed $0.04m of revenue and an EBITDA of ($0.66m).

On 24 April 2015, MOKO signed Share Purchase Agreement with Big Teams LLC (“BigTeams”), a limited liability company located in the US. MOKO committed to invest One Million U.S. Dollars (US$1,000,000) to acquire a 10% strategic investment in BigTeams. BigTeams is the largest high school sports software platform in the US, providing online tools and data for US high schools to assist with sports team administration, event management and fundraising.

During the year the Company issued 202.63m new ordinary shares (2014: 177.98m) and nil Performance shares (2014: 20m). The unlisted options increased to 66.22m (2014: 63.92m) and listed options decreased to nil (2014: 145.81m).

MOKO Social Media Limited	Page 9

Appendix 4E Preliminary Final Report

Part 11: Revenue and other income

	Consolidated
	2015	2014 (restated)
	$	$
Revenue	6,287,133	8,228,151

Interest received	189,770	104,850

Other income
Research & development tax refund	947,845	1,082,953
Grants received	-	172,655
Income from Sales of Business	-	109,493
	947,845	1,365,101

Fair value gain on deferred consideration	-	383,933

Part 12: Expenses

Loss before income tax includes the following specific expenses:

	Consolidated
	2015	2014
	$	$
Depreciation
Computer equipment	28,691	41,576
Furniture and fittings	6,602	899
Leasehold improvements	3,476	-
Total depreciation	38,769	42,475

Amortisation
Computer software	36,894	3,065
Capitalised product development	19,649	19,648
Intellectual Property	922,345	834,050
Customer database	-	325,000
Total amortisation	978,888	1,181,763

Total depreciation and amortisation	1,017,657	1,224,238

Employee benefits expense
Salaries and wages	6,107,950	3,512,198
Superannuation & Work Compensation	2,570,051	284,322
Total employee benefits expense	8,678,001	3,796,520

Share based payments	1,929,265	5,144,968

MOKO Social Media Limited	Page 10

Appendix 4E Preliminary Final Report

Part 13: Property, plant and equipment

Consolidated	Computer equipment	Furniture and fittings	Leasehold Improvements	Total
2014
Cost	634,982	40,777	-	675,759
Accumulated depreciation	(559,919)	(28,114)	-	(588,033)
Balance at 30 June 2014	75,063	12,663	-	87,726

Reconciliation
Balance at 1 July 2013	72,662	-	-	72,662
Acquisitions through business combinations	2,239	245	-	2,484
Additions	42,336	13,322	-	55,658
Depreciation expense	(41,576)	(899)	-	(42,475)
Effects of movements in exchange rates	(597)	(6)	-	(603)
Balance at 30 June 2014	75,064	12,662	-	87,726

2015
Cost	772,604	80,064	33,902	886,570
Accumulated depreciation	(590,881)	(35,542)	(4,186)	(630,609)
Balance at 30 June 2015	181,723	44,522	29,716	255,961

Reconciliation
Balance at 1 July 2014	75,063	12,663	-	87,726
Additions	137,622	39,287	33,902	210,811
Depreciation expense	(28,691)	(6,602)	(3,476)	(38,769)
Effects of movements in exchange rates	(2,271)	(826)	(710)	(3,807)
Balance at 30 June 2015	181,723	44,522	29,716	255,961

MOKO Social Media Limited	Page 11

Appendix 4E Preliminary Final Report

Part 14: Intangibles

Consolidated	Computer software	Customer Contracts	Capitalised product development costs	Intellectual Property	Customer Database	Goodwill	TOTAL
	$	$	$	$	$	$	$
2014
Cost	75,839	207,411	110,803	3,932,447	325,000	1,832,342	6,158,842
Accumulated amortisation/ impairment	(72,556)	(207,411)	(91,154)	(1,459,826)	(325,000)	(714,462)	(2,545,409)
Balance at 30 June 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433

Reconciliation
Balance at 1 July 2013	-	-	-	3,440,632	-	969,616	4,410,248
Acquisitions through business combinations	-	-	39,297	49,470	325,000	179,727	593,494
Additions	6,348	-	-	-	-	-	6,348
Amortisation expense	(3,065)	-	(19,648)	(834,050)	(325,000)	-	(1,181,763)
Effects of movements on foreign exchange rates	-	-	-	(183,431)	-	(31,463)	(214,894)
Balance at 30 June 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433

2015
Cost	220,646	207,411	110,803	4,837,947	325,000	2,387,346	8,089,153
Accumulated amortisation	(121,862)	(207,411)	(110,803)	(2,795,527)	(325,000)	(714,462)	(4,275,065)
Balance at 30 June 2015	98,784	-	-	2,042,420	-	1,672,884	3,814,088

Reconciliation
Balance at 1 July 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433
Acquisitions through business combinations	-	-	-	-	-	339,570	339,570
Additions	144,807	-	-	-	-	-	144,807
Amortisation expense	(36,894)	-	(19,649)	(922,345)	-	-	(978,888)
Effects of movements in exchange rates	(12,412)	-	-	492,144	-	215,434	695,166
Balance at 30 June 2015	98,784	-	-	2,042,420	-	1,672,884	3,814,088

MOKO Social Media Limited	Page 12

Appendix 4E Preliminary Final Report

Part 14: Intangibles (continued)

Impairment testing

Goodwill acquired through business combinations has been allocated to the following cash-generating units:

	Mobile Advertising	Mobile Commerce	Total
	$	$	$

Balance at 1 July 2014	938,153	179,727	1,117,880
Acquisitions through business combinations	339,570	-	339,570
Effects of movements on foreign exchange rates	215,434	-	215,434
Balance at 30 June 2015	1,493,157	179,727	1,672,884

The recoverable amount of the Group's goodwill allocated to Mobile Advertising has been determined by a value-in-use calculation at the cash generating unit level using a discounted cash flow model, based on a 2 year projection period approved by management and extrapolated for a further 3 years using a steady growth rate and a terminal value based on a long term average growth rate. The pre-tax discount rate of 40% p.a. was used to reflect management’s estimate of the time value of money and the risk adjusted costs of capital specific to the Mobile Advertising cash generating unit.

The Directors do not consider goodwill allocated to Mobile Commerce as significant to the total carrying value of Goodwill.

Part 15: Other Investments

On 24 April 2015, MOKO signed a Share Purchase Agreement with Big Teams LLC (“BigTeams”), a limited liability company located in the US. MOKO committed to invest One Million U.S. Dollars (US$1,000,000 or A$ 1,297,811) to acquire a 10% strategic investment in BigTeams.

BigTeams is the largest high school sports software platform in the US, providing online tools and data for US high schools to assist with sports team administration, event management and fundraising.

Under the agreement MOKO will launch a tailored version of its REC*IT app specifically targeted at the students and parents of more than 4,000 US high schools that are currently serviced by BigTeams, using data generated by BigTeams.This investment will significantly expand its offering for US students and provide access to the lucrative high school market. The new app is scheduled for launch in August 2015, to coincide with the new school year.

During the period MOKO has paid consideration of US$200,000 (A$256,813) in cash. The remaining of consideration US$800,000 (A$1,042,142) is included in “Trade and other payables”.

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Appendix 4E Preliminary Final Report

Part 16: Business combinations

Acquisition of Tagroom Pty Ltd

On 1 October 2014, MOKO completed a business combination by acquiring 80% of the ordinary shares as a controlling interest in Tagroom Pty Ltd (‘Tagroom’). Tagroom is a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers (www.tagroom.com). The acquisition brings with it three new senior team members experienced in the creation of viral media and shareable entertainment content for the important 18-30 year-old demographic.

The total fair value consideration for the acquisition, which represents a business combination, included $200,000 in cash and $200,000 in MOKO ordinary shares, priced at the volume-weighted average price of shares traded on the ASX over the 5 trading days up to and including the day before completion.

Tagroom contributed revenues of $43,735 and made a net loss after tax of $667,257 for the period of 1 Oct 2014 to 30 June 2015.

The business combination accounting is final and the Tagroom acquisition is allocated to the Mobile Advertising segment in Australia.

	Carrying value	Fair value

Goodwill	-	339,569
Cash and cash equivalents	24,885	24,885
Other receivables	50,000	50,000
Other payables	(40,313)	(14,454)

Net assets acquired	34,572	400,000

Acquisition date fair value of total consideration transferred	400,000

Satisfied By
Consideration: cash	200,000
Consideration: Moko ordinary shares	200,000
	.
Total	400,000

Acquisition expenses of $29,216 for legal fees have not impacted this business combination accounting.

Non-controlling interest at acquisition was immaterial with a deemed fair value of nil and determined on the basis that future economic benefits were unlikely to be realised but for the acquisition.

Fair value consideration was settled via $200,000 in cash and $200,000 (1,242,263 shares) in MOKO ordinary shares priced at the volume-weighted average price of shares traded on the ASX over the 5 trading days up to and including the day before completion on 12 December 2014.

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Appendix 4E Preliminary Final Report

Part 17: Details Relating to Dividends

Date the dividend is payable	Not Applicable
Record date to determine entitlement to the dividend	Not Applicable
Amount per security	Not Applicable
Total dividend	Not Applicable
Amount per security of foreign sourced dividend or distribution	Not Applicable
Details of any dividend reinvestment plans in operation	Not Applicable
The last date for receipt of an election notice for participation in any dividend reinvestment plans	Not Applicable

Part 18: Earnings per Share

	2015	2014
	$	$
(a) Earnings per share
Loss after income tax attributable to owners of MOKO Social Media Limited	(20,013,288)	(13,472,361)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	609,883,178	472,906,543

Basic earnings per share	(3.28) cents	(2.85) cents

(b) Diluted earnings per share

Options issued to shareholders and related parties are considered to be potential ordinary shares and have been considered in the determination of diluted earnings per share. The calculation of dilutive earnings per share does not assume conversion, exercise, or other issue of potential ordinary shares that would have an antidilutive effect on earnings per share. Diluted earnings per share are therefore not different from basic earnings per share.

Part 19: Net Tangible Assets per Security

	Consolidated
	2015	2014

Net tangible asset backing per ordinary security
Fully paid ordinary shares 755,486,679 (30 Jun 2014: 552,853,091 shares)	0.96 cents	1.45 cents

MOKO Social Media Limited	Page 15

Appendix 4E Preliminary Final Report

Part 20: Issued securities

	Consolidated
	2015	2014
	$	$
Fully paid ordinary shares 755,486,679 (30 Jun 2014: 552,853,091 shares)	58,214,171	41,679,462
Fully paid performance shares 20,000,000 (30 June 2014 20,000,000)	200	200
	58,214,371	41,679,662

(a) Ordinary shares

The following movements in ordinary share capital occurred during the year:

Date	Details	Numbers of shares	Issue Price $	Amount $
1 July 2014	Opening Balance	552,853,091	Various	41,679,462
1 July 2014	NASDAQ listing capital - Gross US$8.25m	44,000,000	0.1991	8,762,325
8 July 2014	Share issue by placement	1,000,000	0.10	100,000
8 July 2014	Share issue by placement	1,000,000	0.20	200,000
8 July 14	Share issue by exercise of options	450,000	0.05	22,500
15 July 14	Share issue by exercise of options	53,912	0.05	2,696
12 August 2014	Share issue by exercise of options	200,000	0.05	10,000
12 September 2014	Share issue by exercise of options	1,000,000	0.05	50,000
28 November 2014	Share issue by exercise of options	100,000	0.05	5,000
19 December 2014	Share issue pursuant to Tagroom at acquisition	1,242,263	0.16	200,000
24 December 2014	Share issue by exercise of options	1,000,000	0.0616	61,600
24 December 2014	Share issue by exercise of options	1,000,000	0.1232	123,200
5 February 2015	Share issue by exercise of options	200,000	0.05	10,000
13 February 2015	Share issue by exercise of options	100,000	0.05	5,000
13 February 2015	Issue shares in lieu of services	504,840	-	-
16 February 2015	Share issue by exercise of options	500,000	0.05	25,000
23 February 2015	Share issue by exercise of options	850,000	0.05	42,500
2 March 2015	Share issue by exercise of options	2,625,000	0.05	131,250
13 March 2015	Share issue by exercise of options	656,000	0.05	32,800
23 March 2015	Share issue by exercise of options	300,000	0.05	15,000
10 April 2015	Share issue by exercise of options	2,990,334	0.05	149,517
13 April 2015	Share issue by exercise of options	100,000	0.05	5,000
13 April 2015	Issue shares under US Omnibus Plan	280,000	0.1538	43,050
13 April 2015	Issue shares under US Omnibus Plan	193,040	0.1632	31,506
27 April 2015	Share issue by exercise of options	2,254,000	0.05	112,700
1 May 2015	Share issue by exercise of options	4,923,105	0.05	246,155
1 May 2015	Issue shares under US Omnibus Plan	240,000	0.1699	40,768
7 May 2015	Share issue by exercise of options	200,000	0.05	10,000
7 May 2015	Share issue by exercise of options	500,000	0.10	50,000
19 June 2015	Share issue by exercise of options	127,921,094	0.05	6,396,055
26 June 2015	Share issue by exercise of options	6,000,000	0.0467	280,000
26 June 2015	Share issue by exercise of options	250,000	0.06	15,000
	Capital raising costs	-		(643,913)
	Closing Balance	755,486,679		58,214,171

MOKO Social Media Limited	Page 16

Appendix 4E Preliminary Final Report

Part 20: Issued securities (continued)

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares have no par value and the Company does not have a limited amount of authorized capital.

Performance shares

Performance Shares granted carry no dividend or voting rights.

Details of Performance Shares issued to directors and other key management personnel as part of compensation during the year ended 30 June 2014 were set out below (Nil in 2015):

Date	Details	Number of Shares	Issue Price	Amount $	Variation Price

28 November 2013	Share issue to Director pursuant to shareholder approval	20,000,000	$0.00001	200	$0.10

A Performance Share Plan was approved by shareholders at MOKO’s 2013 Annual General Meeting and involves the issuance of a new class of ordinary shares (“Performance Shares”) to eligible participants for their market value assessed by an independent expert and based on the rights and conditions attached to the Performance Shares (the “Issue Price”) by means of a payment to the Company of the Issue Price.

Performance Shares remain outstanding for a period equal to earlier of 3 years from the date of original purchase or the occurrence of the relevant Performance Event (such earlier date, the “End Date”). If the Performance Shares have not been ‘varied’ by the End Date, which can include events such as termination, the VWAP share price hurdle having been met, a takeover offer among others (any such event, a “Variation Event”) then the Performance Shares will be redeemed by the Company for their Issue Price. If a Variation Event does occur prior to the End Date, the holder has twelve months from the date of the Variation Event to provide notice and payment (a “Variation Payment”) to the Company.

Upon payment of the Variation Payment to the Company, the relevant Performance Shares will rank pari passu all with existing ordinary shares of the Company and trade together in the public market. On the other hand, at no time prior to a Variation Event will the holder be permitted to transfer any Performance Shares, and no dividend or voting rights will attach to any Performance Shares unless and until varied. In the event that the Variation Event does not occur prior or upon to the End Date, the Company will pay the Issue Price that it received from the holder for the applicable Performance Shares and then redeem and cancel those Performance Shares.

The total number of Performance Shares issued under the Performance Share Plan, taken together with Performance Shares and options issued during the previous five years pursuant to an employee share plan extended to directors, employees or eligible contractors of the Company, may not exceed five percent of the total number of outstanding ordinary shares.

Mr. McCann was issued 20.0 million Performance Shares at an Issue Price of $0.00001 per ordinary share with End Date of the third anniversary of issuance, Variation Payment of $0.10 per ordinary share and the Variation Event being the 90 day VWAP of our ordinary shares exceeding $0.40 per share.

MOKO Social Media Limited	Page 17

Appendix 4E Preliminary Final Report

Part 20: Issued securities (Continued)

(b) Options

The following movements in options over unissued ordinary shares occurred during the year:

Unlisted options

Date	Details	No of options	Exercise Price	Expiry Date
Opening Balance
01-Jul-14	Opening Balance	49,350,000	Various	Various
Options granted
03-Nov-14	Unlisted Employee Options	1,000,000	US$0.05	31-Dec-14
03-Nov-14	Unlisted Employee Options	1,000,000	US$0.10	31-Dec-14
03-Nov-14	Unlisted Employee Options	1,000,000	US$0.15	31-Dec-14
03-Nov-14	Unlisted Employee Options	1,000,000	US$0.1875	30-Jun-16
03-Nov-14	Unlisted Employee Options	250,000	US$0.17	31-Dec-14
26-Nov-14	Unlisted Director Options	7,500,000	AU$0.19	26-Nov-17
26-Nov-14	Unlisted Director Options	5,000,000	AU$0.19	26-Nov-16
26-Nov-14	Unlisted Employee Options	1,000,000	AU$0.196	31-Jan-17
19-Dec-14	Unlisted Employee Options	1,000,000	AU$0.2	20-Dec-16
13-Apr-15	Unlisted Employee Options	700,000	AU$0.17	31-Dec-16
01-May-15	Unlisted Employee Options	750,000	AU$0.075	31-Dec-16
26-Jun-15	Unlisted Employee Options	1,000,000	US$0.05	30-Jun-16
26-Jun-15	Unlisted Employee Options	1,000,000	US$0.075	30-Jun-16
22-Dec-14	Unlisted Employee Options	1,000,000	US$0.15	31-Dec-15
22-Dec-14	Unlisted Employee Options	1,000,000	US$0.1875	30-Jun-15
22-Dec-14	Unlisted Employee Options	250,000	US$0.17	30-Jun-16
Options cancelled
22-Dec-14	Unlisted Employee Options	(1,000,000)	US$0.15	31-Dec-14
22-Dec-14	Unlisted Employee Options	(1,000,000)	US$0.1875	30-Jun-16
22-Dec-14	Unlisted Employee Options	(250,000)	US$0.17	31-Dec-14
13-Apr-15	Unlisted Director Options	(2,000,000)	AU$0.19	26-Nov-16
Option expired
30-Jun-15	Unlisted Options	(1,000,000)	US$0.1875	30-Jun-15
Shares issued on the exercise of options
24-Dec-14	Unlisted Employee Options	(1,000,000)	US$0.05	31-Dec-14
24-Dec-14	Unlisted Employee Options	(1,000,000)	US$0.10	31-Dec-14
07-May-15	Unlisted Employee Options	(500,000)	AU$0.10	30-Nov-15
26-Jun-15	Unlisted Director Options	(3,000,000)	AU$0.04	30-Jun-15
26-Jun-15	Unlisted Director Options	(1,000,000)	AU$0.02	30-Jun-15
26-Jun-15	Unlisted Director Options	(1,000,000)	AU$0.03	30-Jun-15
26-Jun-15	Unlisted Director Options	(1,000,000)	AU$0.11	30-Jun-15
26-Jun-15	Unlisted Employee Options	(250,000)	AU$0.06	30-Jun-15
	CLOSING BALANCE	59,800,000

MOKO Social Media Limited	Page 18

Appendix 4E Preliminary Final Report

Part 20: Issued securities (Continued)

Unlisted ADS options

(ADS: American Depositary Shares (where one ADS = 40 Ordinary shares)

Date	Details	No of options (in ordinary shares)	No of options (in ADS)	Exercise Price (per ADS in US$)	Expiry Date
Opening Balance
01-Jul-14	Opening Balance	364,250	14,570,000	Various	Various
ADS options granted
23-Dec-14	Unlisted ADS Options	6,666	266,640	$5.05	01-Nov-17
23-Dec-14	Unlisted ADS Options	6,667	266,680	$5.05	01-Nov-18
23-Dec-14	Unlisted ADS Options	6,667	266,680	$5.05	01-Nov-19
23-Dec-14	Unlisted ADS Options	7,500	300,000	$4.58	03-Dec-16
23-Dec-14	Unlisted ADS Options	7,500	300,000	$4.58	03-Nov-17
23-Dec-14	Unlisted ADS Options	7,500	300,000	$4.58	03-Nov-18
ADS options cancelled
03-Nov-14	Unlisted ADS Options	(25,000)	(1,000,000)	$2.00	31-Dec-14
03-Nov-14	Unlisted ADS Options	(25,000)	(1,000,000)	$4.00	31-Dec-14
03-Nov-14	Unlisted ADS Options	(25,000)	(1,000,000)	$6.00	31-Dec-15
03-Nov-14	Unlisted ADS Options	(18,750)	(750,000)	$7.50	30-Jun-15
03-Nov-14	Unlisted ADS Options	(6,250)	(250,000)	$7.50	30-Jun-15
03-Nov-14	Unlisted ADS Options	(6,250)	(250,000)	$6.80	30-Jun-16
24-Dec-14	Unlisted ADS Options	(6,666)	(266,640)	$5.05	01-Nov-17
24-Dec-14	Unlisted ADS Options	(6,667)	(266,680)	$5.05	01-Nov-18
24-Dec-14	Unlisted ADS Options	(6,667)	(266,680)	$5.05	01-Nov-19
26-Jun-15	Unlisted ADS Options	(25,000)	(1,000,000)	$2.00	30-Jun-16
26-Jun-15	Unlisted ADS Options	(25,000)	(1,000,000)	$3.00	30-Jun-16
ADS options expired
31-Dec-14	Unlisted ADS Options	(5,000)	(200,000)	$3.70	31-Dec-14
31-Dec-14	Unlisted ADS Options	(25,000)	(1,000,000)	$1.85	31-Dec-14
31-Dec-14	Unlisted ADS Options	(25,000)	(1,000,000)	$6.29	31-Dec-14
31-Dec-14	Unlisted ADS Options	(7,500)	(300,000)	$5.55	31-Dec-14
31-Dec-14	Unlisted ADS Options	(7,500)	(300,000)	$5.55	31-Dec-14
	CLOSING BALANCE	160,500	6,420,000

Listed options

Date	Details	No of options	Exercise Price	Expiry Date
Opening Balance
01-Jul-14	Opening Balance	145,811,886	$0.05	13-Jun-15
Options expired
19-Jun-15	Lapsed options	(388,441)	$0.05	13-Jun-15
Shares issued on the exercise of options
08-Jul-14	Conversion of options	(50,000)	$0.05	13-Jun-15
08-Jul-14	Conversion of options	(400,000)	$0.05	13-Jun-15
15-Jul-14	Conversion of options	(3,912)	$0.05	13-Jun-15
15-Jul-14	Conversion of options	(50,000)	$0.05	13-Jun-15
12-Aug-14	Conversion of options	(200,000)	$0.05	13-Jun-15

MOKO Social Media Limited	Page 19

Appendix 4E Preliminary Final Report

Part 20: Issued securities (Continued)

Date	Details	No of options	Exercise Price	Expiry Date
12-Sep-14	Conversion of options	(1,000,000)	$0.05	13-Jun-15
28-Nov-14	Conversion of options	(100,000)	$0.05	13-Jun-15
05-Feb-15	Conversion of options	(200,000)	$0.05	13-Jun-15
13-Feb-15	Conversion of options	(100,000)	$0.05	13-Jun-15
16-Feb-15	Conversion of options	(500,000)	$0.05	13-Jun-15
23-Feb-15	Conversion of options	(850,000)	$0.05	13-Jun-15
02-Mar-15	Conversion of options	(2,625,000)	$0.05	13-Jun-15
13-Mar-15	Conversion of options	(656,000)	$0.05	13-Jun-15
23-Mar-15	Conversion of options	(300,000)	$0.05	13-Jun-15
10-Apr-15	Conversion of options	(2,990,334)	$0.05	13-Jun-15
13-Apr-15	Conversion of options	(100,000)	$0.05	13-Jun-15
27-Apr-15	Conversion of options	(2,254,000)	$0.05	13-Jun-15
01-May-15	Conversion of options	(4,923,105)	$0.05	13-Jun-15
07-May-15	Conversion of options	(200,000)	$0.05	13-Jun-15
19-Jun-15	Conversion of options	(127,921,094)	$0.05	13-Jun-15
	CLOSING BALANCE	-

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Part 21: Segment information

MOKO Social Media Limited is organized into three operating segments: Mobile Social, Mobile Advertising and Mobile Commerce (2014: four operating segments including Mobile Content). These operating segments are based on the internal reports that are reviewed and used by the Board of Directors in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments.

Types of products and services

The principal products and services of each of these operating segments are as follows:

Mobile Social	MOKO’s proprietary mobile social networks and community/chat products
Mobile Advertising	MOKO’s own proprietary mobile performance ad network and customised mobile publishing division
Mobile Commerce	MOKO’s subsidiary e-commerce platform. Sales volumes and average revenue per user grew via diversified marketing channels and product range

Intersegment transactions

Intersegment loans are initially recognised at the consideration received. Intersegment loans receivable and loans payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates. Intersegment receivables, payables and loans are eliminated on consolidation.

MOKO Social Media Limited	Page 20

Appendix 4E Preliminary Final Report

Part 21: Segment information (Continued)

Operating segment information

Consolidated
	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
30 June 2015	$	$	$	$	$	$
Total segment revenue	3,573,152	723,690	-	1,990,291	-	6,287,133

EBITDA	(19,764,711)	359,082	-	(215,094)	-	(19,620,723)

Depreciation and amortisation	(1,017,657)	-	-	-	-	(1,017,657)
Interest income	1,624	260,043	-	2,407	(74,304)	189,770
Finance costs	(12,103)	-	-	(87,859)	74,304	(25,658)
Loss before income tax expense						(20,474,268)
Income tax benefit						180,261
Loss after income tax expense						(20,294,007)

Assets	14,684,980	93,285	-	322,763	(994,584)	14,106,444
Liabilities	2,764,980	5,136	-	1,250,336	(994,584)	3,025,868

Consolidated
(restated)	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
30 June 2014	$	$	$	$	$	$
Total segment revenue	3,102,132	882,393	(30,945)	4,274,571	-	8,228,151

EBITDA	(12,783,037)	575,052	(25,778)	(210,422)	-	(12,444,185)

Depreciation and amortization	(1,224,238)	-	-	-	-	(1,224,238)
Other income	128	147,561	-	2,441	(45,280)	104,850
Finance costs	(3,838)	-	-	(45,280)	45,280	(3,838)
Loss before income tax expense						(13,567,411)
Income tax benefit						(29,048)
Loss after income tax expense						(13,596,459)

Assets	15,017,068	425,836	122,804	363,043	(695,294)	15,233,457
Liabilities	2,917,584	75,248	333,534	945,687	(655,294)	3,616,759

MOKO Social Media Limited	Page 21

Appendix 4E Preliminary Final Report

Part 21: Segment information (continued)

Geographical information

		Consolidated
	Australia	Europe	Asia	US	TOTAL
30 June 2015	$	$	$	$	$

Sales to external customers	2,708,634	4,095	-	3,574,404	6,287,133
Add: Interest income	188,146	-	-	1,624	189,770
Add: Other income and revenue	947,845	-	-	-	947,845
Less: Cost of providing goods and services	(1,850,665)	-	-	(4,267,277)	(6,117,942)
Less: Expenses *					(21,600,813)
Loss after income tax expense					(20,294,007)

Assets	7,525,033	6,693	-	6,574,718	14,106,444
Liabilities	796,482	3,487	-	2,225,899	3,025,868

* Overhead expenses are not associated to any one particular segment.

		Consolidated
(restated)	Australia	Europe	Asia	US	TOTAL
30 June 2014	$	$	$	$	$

Sales to external customers	5,070,193	(26,375)	3,931	3,180,402	8,228,151
Add: Interest income	104,513	-	-	337	104,850
Add: Other income and revenue	1,365,101	-	-	-	1,365,101
Add: Fair value gain on deferred consideration	-	-	-	383,933	383,933
Less: Cost of providing goods and services	(3,360,361)	4,750	(4,922)	(3,176,287)	(6,536,820)
Less: Expenses *					(17,141,674)
Loss after income tax expense					(13,596,459)

Assets	10,109,347	14,655	-	5,109,455	15,233,457
Liabilities	1,188,968	205,106	-	2,222,685	3,616,759

* Overhead expenses are not associated to any one particular segment.

MOKO Social Media Limited	Page 22

Appendix 4E Preliminary Final Report

Part 22: Prior period adjustment and restatement of comparatives

The research and development tax credit received from the Australian government ($1,082,953) for the year ended 30 June 2014 was classified as an income tax benefit. In the 2015 financial year, it has been determined that a more accurate application of the relevant accounting standard dictates that the amount of the research and development tax credit received from the Australian government be recognised as other income.

In relation to the above prior period adjustment and restatement of comparatives, the extracts for those items affected are below:

Statement of profit or loss and other comprehensive income	2014 (reported)	Adjustments	2014 (restated)
	$	$	$
Other income	282,148	1,082,953	1,365,101

Loss before income tax	(14,650,364)	1,082,953	(13,567,411)
Income tax benefit / (expense)	1,053,905	(1,082,953)	(29,048)

Part 23: Subsequent events

Share Issues

Since 30 June 2015, the following fully paid ordinary shares were issued as follows:

On 14 July 2015, the Company filed a Form F-3 Registration Statement with the Securities Exchange Commission for a maximum aggregate public offering of up to US $40,000,000.  The Shelf Base Prospectus and Warrant Prospectus subsequently have been or will be filed.

No other matter or circumstance has arisen since 30 June 2015 that has significantly affected, or may significantly affect:

  (a) MOKO Social Media Limited operations in future financial years, or

  (b) The results of those operations in future financial years, or

  (c) MOKO Social Media Limited’s state of affairs in future financial years.

MOKO Social Media Limited	Page 23

Appendix 4E Preliminary Final Report

Part 24: Audit status

This report is based on accounts to which one of the following applies: (Tick one)
The accounts have been audited		The accounts have been subject to review
The accounts are in the process of being audited or subject to review	✓	The accounts have not yet been audited or reviewed

If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification: Not Applicable
If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification: Not Applicable

MOKO Social Media Limited	Page 24